Angela Collette

Attorney and Counselor at Law

Licensed in Kentucky, Michigan and New York

28329 Utica Road, Roseville, Michigan 48066

(321) 507-7836

      August 26, 2013

Jennifer Lopez

United States Securities and Exchange Commission

Mail Stop 4561

Washington, DC 20549-5546

RE:

Kopjaggers, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed August 13, 2013

File No. 333-187952

Dear Ms. Lopez:

On behalf of Kopjaggers, Inc., please accept the Company’s responses to your comments, as provided below.

Management’s Discussion and Analysis of Financial Condition and Results of Operations –Year Ended December 31, 2012, page 24

1. Please combine with your Management’s Discussion and Analysis disclosure for the year ended December 31, 2012, the Management’s Discussion and Analysis disclosure for the quarter ended June 30, 2013, which is currently on pages 56 to 59 of the registration statement. All of your Management’s Discussion and Analysis disclosure should appear together in the prospectus.

RESPONSE TO COMMENT 1: We have revised our registration statement so that the Management’s Discussion and Analysis disclosures on pages 24 and 56-59 are now combined in the prospectus, beginning on page 24.

Exhibit 5.1

2. We note your response to comment 2 in our letter dated August 1, 2013. As previously requested, please have counsel revise its opinion to consent to being named in the registration statement. As filed, the opinion consents only to the filing of the opinion as an exhibit to the registration statement. The opinion must also contain counsel’s consent to being named in the registration statement. In this regard, we note that counsel is named in the “Interest of Named Experts and Counsel” section of the prospectus. Please refer to Section IV of Staff Legal Bulletin No. 19, which is available on our website.

3. Please have counsel revise the statement in the second sentence of the first paragraph of the opinion that “[t]he Registration Statement relates to the sale by the Company of 25,500 shares of the Company’s common stock.” In this regard, we note that the selling shareholders, and not the Company, are selling the shares of common stock in the transaction covered by your registration statement.

RESPONSE TO COMMENTS 2 AND 3:  Counsel has amended Exhibit 5.1 to reflect that the opinion includes consent to being named in the registration statement, including in the “Interest of Named Counsel” section of the prospectus.

Counsel has also revised Exhibit 5.1 to correctly reflect that the shareholders, and not the Company, are selling the shares of common stock in the transaction covered by the registration statement.

Thank you for your assistance with this filing. I may be reached at any time at (321) 507-7836.

Sincerely,

/s/Angela Collette

Angela Collette

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